Exhibit 99.2

AMENDED AND RESTATED NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the ‘‘Meeting’’) of CELESTICA INC. (the ‘‘Corporation’’ or ‘‘Celestica’’) will now be held at the Corporation’s head office at 5140 Yonge Street, Suite 1900, Toronto, Ontario (the “Meeting Location”), on Wednesday the 29th day of April, 2020 at 9:30 a.m. EDT for the following purposes (the “Meeting Business”):

•       to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2019, together with the report of the auditor thereon;

•       to elect the directors for the ensuing year;

•       to appoint the auditor for the ensuing year;

•       to authorize the directors to fix the auditor’s remuneration;

•       to approve an advisory resolution on the Corporation’s approach to executive compensation; and

•       to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

This Amended and Restated Notice of Meeting supersedes the original Notice of Meeting dated March 12, 2020. No changes have been made to the date and time of the Meeting, the business of the Meeting, the record date for the Meeting or the deadline for submitting proxies.  Note that the Corporation’s management information circular filed under the Corporation’s profile on SEDAR at www.sedar.com on March 16, 2020 will not be updated to reflect the change in location of the Meeting.

The Corporation is actively monitoring the coronavirus disease 2019 (COVID-19) situation and is sensitive to the public health and travel concerns shareholders may have and the protocols that federal, provincial, and local governments have and may further impose. While the Corporation plans to take prudent precautions in the holding of the Meeting, it cannot guarantee that the effectiveness of any such precautions will be absolute.

If, for reasons beyond the control of the Corporation, the Corporation shall determine that it has become impractical or impermissible to hold the Meeting at the Meeting Location, the Meeting shall be adjourned to the Regus Meeting Room, 4711 Yonge Street, 10th Floor, Toronto, Ontario on Wednesday the 29th day of April, 2020 at 10:30 a.m. EDT for the purposes of conducting the Meeting Business.  Notice of any such adjournment will be provided as far in advance of the Meeting as practicable by press release and on the Corporation’s website at www.celestica.com, however, given the context of ever-evolving facts and circumstances, prior notice of such adjournment of the Meeting may need to be given as late as the day of the Meeting.

Given the context of the COVID-19 situation, the Corporation’s Board of Directors, auditors and other advisors do not plan on attending, and in some cases are not permitted to cross international borders for the purpose of attending, at the Meeting and, due to government orders concerning the maximum size of public gatherings or otherwise, the Corporation may be unable to admit shareholders to the Meeting.  Shareholders planning to attend the Meeting should check applicable governmental websites and the Corporation’s website prior to the Meeting for the most current information and instructions. All shareholders, including those having any concerns about, or that are subject to restrictions on, traveling or congregating can view a live webcast of the Meeting online www.celestica.com. Shareholders are encouraged to vote in advance of the Meeting by completing, signing, dating and returning the previously provided form of proxy by mail or by following the instructions for voting by telephone or internet in the form of proxy.  Only shareholders of record at the close of business on March 13, 2020 will be entitled to vote on the Meeting Business. PLEASE NOTE: Although management will respond to questions by way of the live webcast following the formal proceedings at the Meeting, there will not be an investor presentation by management.

DATED at Toronto, Ontario this 30th day of March, 2020.

By Order of the Board of Directors

Elizabeth L. DelBianco
Chief Legal and Administrative Officer and Corporate Secretary

Note: If you are a new shareholder or a shareholder who did not elect to receive a copy of our 2019 Annual Report, you can view that report on our website at www.celestica.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at clsir@celestica.com.